Exhibit 99.B(j)

Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees

SEI Insurance Products Trust:

We consent to the use of our report included herein dated September 18, 2013, with respect to the statements of assets and liabilities (in Organization) of the SEI Insurance Products Trust, comprised of the VP Defensive Strategy Fund, VP Conservative Strategy Fund, VP Moderate Strategy Fund, VP Balanced Strategy Fund, VP Market Growth Strategy Fund, and the VP Market Plus Strategy Fund as of September 13, 2013, and the related statements of operations (in Organization) for the period of September 13, 2013, and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

September 19, 2013